

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2022

Justin M. Grow
Executive Vice President and Chief Administrative Officer
Delta Apparel, Inc.
2750 Premiere Parkway, Suite 100
Duluth, Georgia 30097

>   **Re: Delta Apparel, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed December 20, 2022**
>   **File No. 333-268911**

Dear Justin M. Grow:

        This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Alyssa Wall at 202-551-8106 with any questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Trade & Services

cc: Sid Shenoy